UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date October 10, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

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(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTOR

Nomor:  218/PR110/COP-A0070000/2014

TELKOM and Tower Bersama

Agree to Enter Into a Strategic Partnership

Jakarta, 10 October 2014  – PT Telekomunikasi Indonesia Tbk. (“Telkom” or the "Company") today announced that it has signed the transaction documents with PT Tower Bersama Infrastructure Tbk ("TBIG" or “Tower Bersama”) for the acquisition of up to a 13.7% interest in TBIG's enlarged share capital in exchange for Telkom's shares in PT Dayamitra Telekomunikasi (“Mitratel”), its wholly-owned telecom tower business subsidiary.

Under the terms of the transaction, Telkom will exchange an initial 49% stake in Mitratel in consideration for up to 290mn  new shares in TBIG, representing up to approximately 5.7% of TBIG’s enlarged share capital. The terms of the transaction contemplate that TBIG will assume management control of Mitratel and consolidate Mitratel’s accounts. Telkom also has a two-year option to exchange its remaining 51% stake in Mitratel for a further 473mn new shares in TBIG, to reach a total stake of up to 13.7% of TBIG’s enlarged share capital. The total transaction value including potential deferred consideration and potential closing adjustments is Rp11,065bn2,3 (USD904mn1).

By taking a significant stake in Indonesia’s fastest growing independent tower operator TBIG. Telkom and TBIG will benefit from this partnership in capturing high growth in the tower industry. We expect that tenancy ratio of Mitratel’s tower to be increased that eventually the industry will benefit as a whole. In the future, Telkom intends to increase its stake in TBIG over time while ensuring TBIG retains its independent status.

Commenting on the transaction, Telkom's President Director, Arief Yahya said “We are very pleased that both parties have signed the partnership agreement and believe that this transaction is an important step to achieve our strategic objective”.

The Company’s decision to enter into this transaction followed a strategic review of alternative options. Further to the strategic review, the Company concluded that a strategic partnership with TBIG, an experienced independent tower operator, will best meet Telkom’s objectives to unlock value while benefiting from value upside of the tower business.

1 Rate of USD 1 = Rp12,240  as at 8 October 2014

2 Based on TBIG’s 30-Day VWAP of Rp7,972 as of 8 October 2014 and net debt from third-parties of Rp2,707bn as at 30th June 2014

3 Transaction value calculated based on estimated closing net debt of Rp2,707bn and estimated potential closing adjustments of Rp534bn. Final values may differ.

The transaction is subject to approval of TBIG’s shareholders and customary closing conditions.

Barclays acted as exclusive financial adviser to Telkom.

/s/ Honesti Basyir

HONESTI BASYIR

Chief Financial Officer

For further information, please contact :

Investor Relations Unit

PT TELEKOMUNIKASI INDONESIA, Tbk.

Phone: 62-21-521510

Fax: 62-21-5220500

e-mail: investor @telkom.co.id

website : www.telkom.co.id

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom's shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK). www.telkom.co.id

PT Dayamitra Telekomunikasi ("Mitratel") is the tower management subsidiary owned by Telkom since December 2004. Mitratel provides tower leasing and related services, including built-to-suit and colocation site development, for Telkom, Telkom’s related companies and other telecommunication operators. Mitratel also operates a Reseller business, which involves placing Telkomsel tenancies on existing towers owned by other telecommunication operators as well as reselling colocation space on Telkomsel towers to other tenants. As of June 2014, Mitratel owns and operates 3,928 towers serving 4,363 tenants.

PT Tower Bersama Infrastructure Tbk (“TBIG”) is a provider of telecommunications infrastructure for the placement of BTS by telecommunications operators in Indonesia. As of 30 June 2014, TBIG owns and operates 11,266 telecommunication sites serving 18,028 tenants. TBIG is publicly listed on the Indonesian Stock Exchange and is majority owned by Saratoga Capital and Provident Capital.

This Release contains “forward-looking statements”, including statements regarding our expectations and projections for our future plan. The words “intention”, “intend” and other similar words identify forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia that could cause actual results to differ materially from our expectations.